SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange act of 1934

For the month of November 2004

Commission File No. 333-09410

Marsulex Inc.

111 Gordon Baker Road, Suite 300

North York, ON

M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

     X

Form 40-F

_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___X_  _

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report

No.

Document

1.

Marsulex Press Release dated November 8, 2004

2.

Marsulex Third Quarter 2004 Shareholders’ Report

MARSULEX REPORTS RESULTS FOR THIRD QUARTER 2004

TORONTO, Canada, November 8, 2004 -- Marsulex Inc. (TSX: MLX) today announced earnings before interest, tax, depreciation and amortization (EBITDA1) for the three months ended September 30, 2004 of $8.7 million compared with $7.9 million for the same period in 2003. Revenue for the period was $35.1 million compared with $33.9 million last year, and net earnings were $1.8 million ($0.06 per share basic) compared with $2.6 million ($0.08 per share basic) in 2003.

EBITDA for the nine months ended September 30, 2004 was $21.9 million compared with $24.0 million in the same period last year.  Revenue for the period was $102.7 million compared with $103.0 million last year, and net earnings were $3.0 million or $0.10 per share basic compared with $7.5 million, or $0.24 per share basic.

Marsulex President and Chief Executive Officer, David Gee, said he was pleased with the performance of each operating group, but noted that foreign exchange effects again masked the underlying year-to-date performance of the Company overall.  “When the foreign exchange impact on monetary items and on our US operations is excluded, EBITDA for the nine months was $0.8 million ahead of last year.  With the solid third quarter performance and a positive outlook for the fourth quarter, we believe we are on track to achieve EBITDA close to last year, as we indicated last quarter.”

Marsulex has three industry focused operating groups: Refinery Services, Western Markets and Power Generation.

Refinery Services Group produced EBITDA of $5.7 million for the third quarter of 2004 compared with $6.2 million for the same period in 2003.  These results reflect the impact of the stronger Canadian dollar on the Group’s US dollar earnings, and the expected return to historical market conditions for the Group’s sulphur prilling operations from the unusually high prices in international sulphur markets that prevailed last year.

The Western Markets Group reported EBITDA of $5.5 million for the third quarter of 2004, compared with $4.2 million for the same period in 2003.  Results reflected the contribution of the Prince George sulphur assets that were acquired in October last year and strong demand for water treatment products.

EBITDA for the Power Generation Group for the third quarter of 2004 was a loss of $0.1 million compared with a gain of $0.1 million last year, the variance reflecting the timing of revenue from the Gaojing project and the completion of the Shajiao project last year.

Marsulex, which is based in Toronto, Ontario, is a leading industrial services company with a focus on outsourced air quality compliance services. The Company’s services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.

A conference call with analysts and portfolio managers to review the Third Quarter 2004 results will be webcast live on www.marsulex.com and www.newswire.ca/webcast on Tuesday, November 9, 2004 at 10:00 a.m. Eastern Standard Time.

(1)

EBITDA is defined as earnings before interest, tax, depreciation and amortization, and can be calculated using the financial statement items of earnings (loss) from operations before income taxes adjusted to exclude the impact of interest expense, amortization of deferred charges, amortization of intangible assets, unusual gains (losses), depreciation, gains (losses) on disposal of property, plant and equipment and interest income. Management considers EBITDA to be a meaningful indicator of the Company’s operating profitability and performance before the effects of capital investment and financing decisions; however, it is not a defined measure of operating performance under Canadian generally accepted accounting principles (GAAP). Marsulex's calculation of EBITDA may be different from the calculation used by other entities.

This news release may contain forward-looking statements. These statements are based on current views and expectations that are subject to risks, uncertainties and assumptions that are difficult to predict, including risks, uncertainties and assumptions relating to the timing and market acceptance of future products, competition in the Company’s markets, the Company’s reliance on customers, fluctuations in currency exchange rates, commodity prices or interest rates, the Company’s ability to maintain good relations with its employees, changes in laws or regulations regarding the environment or other environmental liabilities, the Company’s ability to integrate acquisitions and the Company’s ability to protect its intellectual property.

Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise.  Additional information identifying risks, uncertainties and assumptions is contained in the Company’s filings with the securities regulatory authorities, which are available at www. sedar.com.  All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

# # # #

For further information:

David M. Geeor President and CEO	Edward R. (Ted) Irwin Chief Financial Officer
Tel: (416) 496-4178	Tel: (416) 496-4164

Management’s Discussion and Analysis

The following provides additional analysis of Marsulex’s operations and financial position.  It is supplementary information and should be read in conjunction with the interim consolidated financial statements and accompanying notes.

REVIEW OF THIRD QUARTER 2004

  All of the Company’s business groups performed well during the quarter.

  Refinery Services’ sulphur prilling operations posted results that reflected a return to historical levels of international prices for prilled sulphur after last year’s unusually high levels and the impact of the strong Canadian dollar on the Group’s U.S. operations.

  Western Markets Group results were ahead of last year for the quarter and year-to-date reflecting the Prince George acquisition and the strong demand in the quarter for water treatment products.

  During the quarter, Power Generation won two new projects in China—Baotou and Shimen. The timing of earnings from Shajiao, which is completed, and Gaojing resulted in earnings being comparable to the prior year.

  Overall, the results from the businesses when combined with the increase in depreciation and tax expense, resulted in net earnings that were $0.8 million lower than the same period in 2003.

  On October 27, 2004 the Company announced it is in the final stages of discussions with Petro-Canada and Shell Canada Products that would result in a 50% expansion of the Company’s Montreal facility and an extension of the existing service agreements to 2015 from 2010. The estimated $47 million project, scheduled for completion in 2006, would be funded from internally generated cash. Engineering and site preparation work has begun under interim agreements, and Marsulex anticipated execution of definitive agreements by the end of December 2004.

RESULTS OF OPERATIONS

Selected Quarterly Financial Information

(in thousand of dollars except per share amounts)

	Third Quarter		Second Quarter		First Quarter		Fourth Quarter
	2004	2003 [1]	2004	2003 [1]	2004	2003 [1]	2003	2002 [1]

Revenue	35,117	33,884	35,244	37,166	32,347	31,959	31,973	33,043
EBITDA	8,680	7,878	7,370	9,417	5,826	6,721	6,814	7,019
Interest Expense	2,648	2,748	2,722	2,208	2,695	2,166	2,634	2,391
Net earnings (loss)	1,798	2,608	1,191	4,099	32	783	(632)	(9,433)

Net earnings (loss) per share:
Basic	$0.06	$0.08	$0.04	$0.13	$0.00	$0.02	$(0.02)	$(0.30)
Diluted	$0.06	$0.08	$0.04	$0.13	$0.00	$0.02	$(0.02)	$(0.30)

1.

Effective January 1, 2003, the Company early-adopted the new accounting standard for asset retirement obligations and in accordance with the standard retroactively applied the change in accounting policy as previously reported.

Revenue and Gross Profit

Consolidated revenue was $35.1 million for the third quarter of 2004, compared to $33.9 million for the same period in 2003, an increase of $1.2 million or 3.5%.  Consolidated revenue for the nine months ended September 30, 2004 was $102.7 million compared with $103.0 million for the same period in 2003, a decrease of $0.3 million or 0.3%.

Gross profit for the third quarter of 2004 was $13.1 million, up $0.3 million from $12.8 million for the same period in 2003 and as a percentage of revenue, gross profit was 37.3%, comparable to the same period in 2003.  For the nine months ended September 30, 2004, gross profit was $35.7 million, down $1.0 million or 2.7% when compared to $36.7 million for the same period in 2003.  As a percent of revenue, gross profit for the nine months ended September 30, 2004 was 34.7%, down from 35.6% for the same period in 2003.  This reflects the positive impact of the Prince George acquisition offset by the negative impact of foreign exchange and the return to historical margins for prilled sulphur.

Refinery Services Group provides services to major oil refinery customers in the United States and Canada, primarily outsourced compliance services for the regeneration of spent sulphuric acid produced during the octane enhancement of gasoline, the extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, and the recovery of SO2 to ensure air quality compliance.

Refinery Services’ revenue for the third quarter of 2004 was $18.8 million, up $1.2 million or 6.8% from the same period in 2003.  For the nine months ended September 30, 2004, revenue was $55.7 million, up $1.2 million from the same period of 2003.

Western Markets Group provides sulphur-enhanced industrial chemicals to the pulp and paper industry in Western Canada and is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. These and other chemicals are marketed to customers in North America.

Revenue for Western Markets in the third quarter of 2004 was $14.2 million, up $0.9 million when compared to $13.3 million for the same period in 2003.  For the first nine months ended September 30, 2004, revenue for Western Markets was $41.4 million compared with $40.9 million for the same period of 2003 reflecting the positive impact of the Prince George acquisition as well as weather related volumes in water treatment.

Power Generation Group provides outsourced environmental services, primarily air quality compliance, to customers in the fossil-fuel based power generation industry.

In the third quarter of 2004, revenue for Power Generation was $2.1 million compared to $3.0 million for the same period in 2003, a decrease of $0.9 million.  For the nine months ended September 30, 2004, revenue was $5.7 million compared to $7.6 million for the same period in 2003.  This reflects timing of revenues earned from the completed Shaijiao project and the Gaojing project as well as the timing of revenues from licensing activity.

Selling, General, Administrative and Other Costs (SGA)

In the third quarter of 2004, SGA costs were $4.6 million, up $0.1 million from the same period in 2003.  For the first nine months of 2004, SGA costs were $13.7 million, down $0.9 million when compared to $14.6 million for the same period in 2003.

Foreign Exchange Gains and Losses

The Company has U.S. based operations and reports in Canadian dollars and therefore can be exposed to foreign exchange fluctuations in the following three areas: (1) monetary assets and liabilities, primarily working capital, (2) revenues and expenses, and (3) the self-sustaining operations including the Senior Subordinated Notes.

The gains or losses arising from the translation of monetary assets and liabilities denominated in U.S. dollars have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date, and the resulting holding gains or losses are recorded in the statement of operations. During the quarter the Company incurred a foreign exchange gain of $0.2 compared to a $0.4 million loss for the same period in 2003. For the nine months ended September 30, 2004 the Company incurred a foreign exchange loss of $0.1 million compared to a $1.9 million gain in 2003.

In addition, all of the Company’s U.S. denominated revenues and expenses of its U.S. operations have been translated into its Canadian dollar reporting currency at the average rate in effect during the year.  Unlike other Canadian companies whose U.S. denominated revenues are exposed when matched against Canadian expenses, the impact of exchange fluctuations on the Company’s EBITDA is limited as both the revenues and expenses for these operations are denominated in U.S. dollars and are translated at the average rate in effect during the year. The year-to-date negative impact of foreign exchange on the U.S. operating earnings was $0.9 million, largely in Refinery Services. The Company’s debt and related interest expense are also denominated in U.S. dollars and hedges the U.S. dollar cash flow from operations and when combined with U.S. dollar depreciation and amortization expenses, reduces the exposure to net income.

The Company has self-sustaining operations holding U.S. dollar assets and liabilities, and the U.S. dollar-denominated Senior Subordinated Notes used in the acquisition of the self-sustaining operations are considered to be a hedge of this net investment. Gains or losses arising from the translation of the financial statements of the self-sustaining operations including the Senior Subordinated Notes are deferred in the foreign currency translation adjustment account that is part of the shareholders’ equity on the balance sheet.

Earnings before interest, tax, depreciation and amortization (EBITDA)

EBITDA is presented because management believes it is a widely used financial indicator of the Company's operating profitability and performance before the effects of capital investment and financing decisions. EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP) and should not be considered as an alternative to net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company’s method of calculating EBITDA may differ from other companies and accordingly, the Company’s EBITDA may not be comparable to measures used by other companies. The following details the Company’s reconciliation of EBITDA to the consolidated statements of operations and to the segmented results of operations as presented in note 6 of the consolidated financial statements.

The consolidated statements of operations:

	Three months ended September 30,		Nine months ended September 30,
(in thousand of dollars)	2004	2003 [1]	2004	2003 [1]

EBITDA	8,680	7,878	21,876	24,015
Loss on disposal of property, plant and equipment	--	--	57	--
Depreciation	4,140	3,516	12,408	11,484
Unusual item	98	--	98	--
Amortization of deferred charges and intangible assets	176	180	543	548
Interest expense	2,648	2,748	8,065	7,122
Interest capitalized	(1,099)	(953)	(3,258)	(2,523)
Interest income	(171)	(315)	(509)	(482)
Earnings from operations before income taxes	2,888	2,702	4,472	7,866

1.

Effective January 1, 2003, the Company early-adopted the new accounting standard for asset retirement obligations and in accordance with the standard retroactively applied the change in accounting policy as previously reported.

EBITDA for the third quarter of 2004 was $8.7 million compared to $7.9 million for the same period in 2003, an increase of 10.1% or $0.8 million. EBITDA as a percent of revenue increased from 23.2% in the third quarter of 2003 to 24.8% in 2004.  For the nine months ended September 30, 2004, EBITDA was $21.8 million compared to $24.0 million for the same period in 2003.  As a percentage of revenue, EBITDA was 21.3% for the first nine months in 2004 and 23.3% for the same period in 2003.  When compared to last year, the earnings and margin from the Prince George acquisition were offset by the impact of last year’s foreign exchange gain and the return to historical prilled sulphur margins.

Refinery Services Group’s EBITDA for the third quarter of 2004 was $5.7 million compared to $6.2 million for the same period in 2003, an 8.1% decline.  For the nine months ended September 30, 2004, EBITDA for Refinery Services was $15.9 million compared to $19.0 million for the same period in 2003. The declines were the result of the expected reduction in the international price for prilled sulphur and foreign exchange impact.

Western Markets Group’s EBITDA for the third quarter of 2004 was  $5.5 million compared to $4.2 million for the same period in 2003.  For the nine months ended September 30, 2004, EBITDA for Western Markets was $14.5 million compared to $12.2 million for the same period in 2003 and were largely the result of the positive contribution from the Prince George acquisition that was completed in the latter part of 2003, as well as good performance from all products especially water treatment in the third quarter.

EBITDA for the Power Generation Group in the third quarter of 2004 was a loss of $0.1 million compared to earnings of $0.1 for the same period in 2003.  For the nine months ended September 30, 2004, the Power Generation Group generated a loss of $0.6 million compared to a loss of $1.3 million, largely the result of the timing of activity relating to projects offset by licensing activity and cost cutting measures.

Corporate Support costs before the impact of foreign exchange, as shown in the following table, were $0.4 million higher than the third quarter in 2003 and for the nine months ended September 30, 2004, costs were $7.8 million, comparable to the same period in 2003.

	Three months ended September 30,		Nine months ended September 30,
(in thousand of dollars)	2004	2003	2004	2003

Corporate costs	2,614	2,211	7,808	7,719
Foreign exchange (gains) losses on monetary items	(180)	430	86	(1,917)
Corporate support costs	2,434	2,641	7,894	5,802

Depreciation

Depreciation expense in the third quarter of 2004 was $4.1 million, compared to $3.5 million for the same period in 2003.   For the first nine months in 2004, depreciation was $12.4 million, up $0.9 million over the same period in 2003.  This increase is primarily attributable to the depreciation expense relating to the Prince George assets acquired in October of 2003 offset by lower depreciation expense for the U.S. dollar denominated assets.

Interest Expense, net of interest income

	Three months ended September 30,		Nine months ended September 30,
(in thousand of dollars)	2004	2003	2004	2003

Interest expense	2,648	2,748	8,065	7,122
Interest capitalized	(1,099)	(953)	(3,258)	(2,523)
Interest income	(171)	(315)	(509)	(482)
Net interest expense	1,378	1,480	4,298	4,117

Net interest expense was $1.4 million in the third quarter of 2004, comparable to net interest expense for the same period of 2003.  For the first nine months in 2004, net interest expense was $4.3 million compared to $4.1 million for same period in 2003.  The year-to-date increase is primarily the result of the Syncrude project financing costs that started in June of 2003 partially offset by lower interest costs due to the foreign exchange on the Senior Subordinated Notes.

The increase in interest income for the first nine months in 2004 is due to the interest earned on the increased average cash balances.

Income Taxes

Total income tax expense for the third quarter of 2004 was $1.1 million compared to $0.1 million for the same period in 2003.  For the nine months in 2004, income tax expense was $1.5 million on earnings before income taxes of $4.5 million.  The overall effective rate is 32.5% on earnings before income taxes and when compared to the statutory rate of 36.1%, the effective rate reflects the utilization of tax losses not previously recognized.

Cash taxes are expected to remain below $1.0 million for the year.

Net earnings

Net earnings for the third quarter of 2004 were $1.8 million, $0.8 million less than the same period in 2003.  Net earnings for the nine months ended September 30, 2004 were $3.0 million compared to net earnings of $7.5 million for the same period in 2003.  This reflects the previously discussed decline in operating earnings, the foreign exchange impact and the increase in depreciation expense and income tax expense.

LIQUIDITY AND CAPITAL RESOURCES

Total assets were $273.5 million at September 30, 2004 compared to $270.5 million at December 31, 2003.

The net book value of property, plant, and equipment at September 30, 2004 decreased to $150.7 million from the December 31, 2003 balance of $156.7 million.  The decline is the result of capital additions of $7.2 million during the first nine months in 2004 offset by the foreign exchange impact of a stronger Canadian dollar on the translation of U.S. denominated property, plant and equipment, the impact of which is included in the foreign currency translation adjustment, and by depreciation expense of $12.4 million.

Accounts receivable increased by $5.4 million to $25.0 million from the December 31, 2003 balance of $19.6 million reflecting the normally higher mid year revenues.  Current liabilities were comparable to the December 31, 2003 balance of $26.3 million.

Goodwill and intangible assets decreased to $50.3 million from the December 31, 2003 balance of $52.0 million.  The change in goodwill is due to the impact of the stronger Canadian dollar on U.S. denominated goodwill, while intangible assets decreased as result of amortization.

Total debt at the end of the third quarter of $116.8 million remained unchanged in local currency except for the impact of the Canadian dollar on U.S. denominated debt.

The increase in deferred revenues is attributable to the increase in licensing activity in the Power Generation Group while other liabilities remained virtually unchanged except for the foreign exchange translation impact of the stronger Canadian dollar.

Share Capital Outstanding

	September 30,	December 31,
	2004	2003

Number of common shares	31,696,398	31,696,398
Number of options	2,051,765	2,051,765

Financial Condition & Liquidity

	September 30,	December 31,
	2004	2003

Cash including cash held in trust (in millions of dollars)	$ 41.6	$ 34.0
Debt (in millions of dollars)	$ 116.8	$ 119.2
Net debt [1] (in millions of dollars)	$ 75.2	$ 85.2

Debt to Equity	1.2x	1.2x
Net debt to EBITDA [2]	2.6x	2.8x
Net debt to Equity	0.8x	0.9x
Interest coverage (EBITDA [2] to interest expense 2)	2.7x	3.2x

1.

Net debt is defined as total debt less cash including cash held in trust.

2.

Calculated for the trailing four quarters.

Cash and cash equivalents at the end of the third quarter of 2004 were $27.4 million with excess cash invested in short-term, interest-bearing deposits.

The Company generates positive cash flows from its operations that are used to meet its obligations under the Senior Subordinated Notes and to fund its growth strategy. The growth strategy includes acquisition or expansion of processing operations, development of new technologies, and development or expansion of the Company’s presence in new markets and, to the extent required, the Company would seek new outside financing to fund this growth strategy.

Although some of the Company’s financial indicators have improved, the impact of the Syncrude project and related financing will cause these indicators to change until the project begins to generate earnings.

Working Capital

The Company’s working capital, excluding cash and cash equivalents and cash held in trust, was $3.5 million at September 30, 2004 compared to a negative $0.8 million at December 31, 2003 and is the result of the increase in accounts receivable.  The increase in working capital resulted in an increase in the current ratio, excluding cash and cash equivalents and cash held in trust, from 0.97:1 in 2003 to 1.13:1 at the end of the third quarter in 2004.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash Flow from Operations

Cash flow from operations is defined as net earnings plus non-cash items deducted in calculating net earnings including depreciation, amortization, unrealized foreign exchange gain or losses relating to cash balances, and deferred taxes, prior to changes in working capital. Management believes this is a measure of the cash generated by its operations including the cost of its financial structure and charges for income taxes but before fluctuations in its investment in working capital. It is not a recognized measure under Canadian GAAP and should not be considered as an alternative to cash provided by continuing operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company’s method of calculating cash flow from operations may differ from other companies and accordingly, the Company’s measure may not be comparable to measures used by other companies.

Cash generated from operations before changes in non-cash working capital was $6.3 million in the third quarter of 2004 compared to $ 6.1 million for the same period in 2003, a 3.3% increase.  For the first nine months ended September 30, 2004 cash generated from operations before changes in non-cash working capital was $16.2 million compared to $19.0 million for the same period in 2003, a decrease of 8.5%, largely a result of lower earnings.

	Three months ended September 30,		Nine months ended September 30,
(in thousand of dollars)	2004	2003	2004	2003

Cash provided by operations before changes in working capital	6,293	6,065	16,227	18,996
Changes in non-cash working capital	1,668	3,972	(2,246)	6,012
Cash provided by operations	7,961	10,037	13,981	25,008

Cash and cash equivalents at the end of September 30, 2004 were $27.4 million, up from $16.4 million at December 31, 2003 due to positive cash flows from operations and lower capital expenditures.

Capital Expenditures

	Three months ended September 30,		Nine months ended September 30,
(in thousand of dollars)	2004	2003	2004	2003

Expansion projects	770	3,023	3,173	24,620
Maintenance capital	1,333	1,343	4,057	3,278
Total capital expenditures	2,103	4,366	7,230	27,898

During the third quarter of 2004, capital expenditures were $2.1 million compared to $4.4 million for the same period in 2003. For the first nine months ended September 30, 2004, capital expenditures were $7.2 million compared to $27.9 million.  These decreases are primarily due to lower expenditures relating to the Syncrude project in Fort McMurray.

OUTLOOK

The Company’s results through the third quarter and the outlook for each operating group’s performance in the fourth quarter are expected to result in EBITDA for the year close to last year.

Forward-looking Statements

The foregoing may contain forward-looking statements.  These statements are based on current views and expectations that are subject to risks, uncertainties, and assumptions that are difficult to predict, including risks, uncertainties and assumptions relating to the timing and market acceptance of future products, competition in the Company’s markets, Company’s reliance on customers, fluctuations in currency exchange rates, commodity prices or interest rates, the Company’s ability to maintain good relations with its employees, changes in laws or regulations regarding the environment or other environmental liabilities, the Company’s ability to integrate acquisitions and the Company’s ability to protect its intellectual property.  Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise.  Additional information identifying risks, uncertainties and assumptions is contained in Company’s filings with the securities regulatory authorities, which are available at www.sedar.com.  All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

MARSULEX INC.

Consolidated Balance Sheets

(in thousands of dollars)

	September 30, 2004 (unaudited)	December 31, 2003

Assets

Current assets:
Cash and cash equivalents	$ 27,352	$ 16,375
Cash held in trust	6,650	10,071
Accounts receivable	24,969	19,621
Due from Chemtrade Logistics	900	900
Inventories	2,313	2,760
Future tax asset	707	605
Prepaid expenses and other assets	953	1,597
	63,844	51,929

Long-term portion of cash held in trust	7,500	7,500
Property, plant and equipment, net of accumulated depreciation	150,720	156,679
Deferred charges and other assets, net of accumulated amortization	1,073	2,378
Goodwill and intangible assets, net of accumulated amortization	50,333	52,003
	$ 273,470	$ 270,489

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$ 9,313	$ 9,765
Accrued liabilities	13,577	14,978
Income taxes payable	1,503	1,385
Interest payable	1,970	122
	26,363	26,250

Long-term debt	116,802	119,196
Deferred revenues	3,084	796
Other liabilities	8,733	9,025
Future tax liability	18,537	18,395

Shareholders’ equity:
Capital stock (note 3)	57,973	57,973
Retained earnings	41,311	38,290
Foreign currency translation adjustment	667	564
	99,951	96,827
	$ 273,470	$ 270,489

MARSULEX INC.

Consolidated Statements of Operations (unaudited)

(in thousands of dollars, except per share amounts)

--	Three months ended September 30,		Nine months ended September 30,
	2004	2003 (restated note 2)	2004	2003 (restated note 2)

Revenue	$ 35,117	$ 33,884	$ 102,708	$ 103,009
Cost of sales and services	22,011	21,098	67,018	66,291
Gross profit	13,106	12,786	35,690	36,718

Selling, general, administrative and other costs	4,608	4,478	13,728	14,620
Foreign exchange (gains) losses on monetary items	(182)	430	86	(1,917)
Loss on disposal of property, plant and equipment	--	--	57	--
Depreciation	4,140	3,516	12,408	11,484
Unusual item	98	--	98	--
Amortization of deferred charges and intangible assets	176	180	543	548
Interest expense	2,648	2,748	8,065	7,122
Interest capitalized	(1,099)	(953)	(3,258)	(2,523)
Interest income	(171)	(315)	(509)	(482)
Earnings before income taxes	2,888	2,702	4,472	7,866

Income taxes (recovery):
Current	1,089	437	1,305	954
Future	1	(343)	146	(578)
	1,090	94	1,451	376
Net earnings	$ 1,798	$ 2,608	$ 3,021	$ 7,490

Earnings per share:
Basic	$ 0.06	$ 0.08	$ 0.10	$ 0.24
Diluted	$ 0.06	$ 0.08	$ 0.09	$ 0.23

Consolidated Statements of Retained Earnings (unaudited)
(in thousands of dollars)
--	Three months ended September 30,		Nine months ended September 30,
	2004	2003 (restated note 2)	2004	2003 (restated note 2)

Retained earnings, beginning of year:	$ 39,513	$ 36,314	$ 38,290	$ 31,432

Net earnings	1,798	2,608	3,021	7,490
Retained earnings, end of period	$ 41,311	$ 38,922	$ 41,311	$ 38,922

MARSULEX INC.

Consolidated Statements of Cash Flows (unaudited)

(in thousands of dollars)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003 (restated note 2)	2004	2003 (restated note 2)

Cash provided by (used in):
Operating activities:
Net earnings	$ 1,798	$ 2,608	$ 3,021	$ 7,490
Items not affecting cash:
Depreciation	4,140	3,516	12,408	11,484
Loss on disposal of property, plant and equipment	--	--	57	--
Amortization of deferred charges and intangible assets	176	180	543	548
Future income taxes	1	(343)	146	(578)
Other non-cash items	178	104	52	52
	6,293	6,065	16,227	18,996

Decrease (increase) in non-cash operating working capital	1,668	3,972	(2,246)	6,012
Cash provided by operating activities	7,961	10,037	13,981	25,008

Financing activities:
Increase in long-term debt	--	--	--	40,000
Issuance of capital stock	--	113	--	113
	--	113	--	40,113

Investing activities:
Additions to property, plant and equipment	(2,103)	(4,366)	(7,230)	(27,898)
Proceeds on disposal of fixed assets	--	(54)	(26)	(54)
Decrease in other assets	--	689	86	679
Note from Chemtrade Logistics	--	--	900	900
Increase in other liabilities	19	15	55	46
Decrease (increase) in cash held in trust	663	7,384	3,421	(18,896)
	(1,421)	3,668	(2,794)	(45,223)

Foreign exchange gain (loss) on cash held in foreign currency	(423)	40	(210)	(742)

Increase in cash and cash equivalents	6,117	13,858	10,977	19,156

Cash and cash equivalents – beginning of period	21,235	13,238	16,375	7,940

Cash and cash equivalents – end of period	$ 27,352	$ 27,096	$ 27,352	$ 27,096

MARSULEX INC.

Notes to Consolidated Financial Statements

1.

Basis of presentation:

The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements which included the change in accounting policies described in note 2 below. These unaudited interim period consolidated financial statements do not include all of the disclosures required by generally accepted accounting principles and accordingly should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company’s 2003 Annual Report.

2.

Changes in accounting policies:

(a)

Asset retirement obligations:

As described in note 2(c) to the consolidated financial statements for the year ended December 31, 2003, the Company adopted the new CICA accounting standard on asset retirement obligations and retroactively restated the results of previously reported financial periods.  The effect of this change was to decrease retained earnings at January 1, 2003 by $433,000.  The effect on earnings for the nine months ended September 30, 2003, net of taxes is summarized below:

(b)

Effect on the consolidated statement of operations for the period ended:

(in thousands of dollars)	Three months ended September 30, 2003	Nine months ended September 30, 2003

Accretion expense	$ 15	$ 46
Depreciation expense	13	40
Future tax recovery	(2)	(6)
Total impact to net earnings	$ 26	$ 80

3.

Capital stock:

On June 17, 2003, the Company announced its intention to make a Normal Course Issuer Bid (NCIB), pursuant to which the Company is entitled to purchase up to 1,341,677 of its common shares issued and outstanding.  The NCIB commenced on June 19, 2003 and terminated on June 18, 2004.  During this period the Company did not acquire shares for cancellation.

4.

Stock-based compensation:

The Company also adopted, effective January 1, 2003, the new accounting standard in respect to stock-based compensation as described in note 1(m) to the consolidated financial statements for the year ended December 31, 2003.  This had no effect on retained earnings at January 1, 2003 or earnings for the three months and the nine months ended September 30, 2003.

The Company’s results would have been as follows had it elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted during the year ended December 31, 2002:

(in thousand of dollars, except per share amounts)	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

Net earnings as reported	$ 1,798	$ 2,608	$ 3,021	$ 7,490
Adjustment for cost of stock options	18	34	54	136
Pro forma net earnings	$ 1,780	$ 2,574	$ 2,967	$ 7,354

Pro forma basic earnings per share	$ 0.06	$ 0.08	$ 0.09	$ 0.24
Pro forma diluted earnings per share	$ 0.06	$ 0.08	$ 0.09	$ 0.23

MARSULEX INC.

Notes to Consolidated Financial Statements

4.

Stock-based compensation (continued):

The fair value of the stock options was estimated in 2002 and there are no changes to assumptions used in the Black-Scholes option-pricing model.

5.

Pensions and Other Post-Retirement Benefits:

Components of Net Periodic Benefit Cost for Defined Benefit Plans

	Three Months Ended September 30				Nine months ended September 30
	Pension Benefits		Other Benefits		Pension Benefits		Other Benefits
(in thousand of dollars)	2004	2003	2004	2003	2004	2003	2004	2003

Current service cost	$ 44	$ 61	$ (10)	$ 5	$ 250	$ 183	$ --	$ 15
Interest cost on projected benefit obligations	112	82	14	8	324	246	51	24
Expected return on plan assets	(160)	(78)	--	--	(333)	(234)	--	--
Amortization of transition assets	(17)	(16)	7	8	(49)	(48)	23	24
Recognized net actuarial loss	9	10	--	3	40	30	19	9
Net periodic benefit cost	$ (12)	$ 59	$ 11	$ 24	$ 232	$ 177	$ 93	$ 72

6.

Business segments:

The Company's activities are divided into four reportable segments.  The three operating segments are:  Refinery Services, Western Markets and Power Generation.  The fourth non-operating segment is Corporate Support, which provides centralized services, such as project execution support, finance, information systems, human resources and risk management to the operating segments.

Refinery Services provides services to major oil refinery customers in the United States and Canada, primarily outsourced compliance services for the regeneration of spent sulphuric acid produced during the octane enhancement of gasoline, the extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, and the recovery of SO2 to ensure air quality compliance.

Western Markets provides sulphur-enhanced industrial chemicals to the pulp and paper industry in Western Canada and is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. These and other chemicals are marketed to customers in North America.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the fossil-fuel based power generation industry.

MARSULEX INC.

Notes to Consolidated Financial Statements

6.

Business segments (continued):

Schedule of business segments (unaudited)

For the three months ended September 30	Refinery Services		Western Markets		Power Generation		Corporate Support		Total
(in thousands of dollars)	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenue from external customers	$ 18,822	$ 17,583	$ 14,223	$ 13,333	$ 2,072	$ 2,968	--	--	$ 35,117	$ 33,884
Earnings (loss) before the undernoted	$ 5,735	$ 6,216	$ 5,507	$ 4,249	$ (128)	$ 54	$ (2,434)	$ (2,641)	$ 8,680	$ 7,878
Depreciation	3,291	2,884	573	334	225	250	51	48	4,140	3,516
Unusual item	--	--	--	--	--	--	98	--	98	--
Amortization of deferred charges and intangible assets	--	--	--	--	--	--	176	180	176	180
Interest expense	--	--	--	--	--	--	2,648	2,748	2,648	2,748
Interest capitalized	--	--	--	--	--	--	(1,099)	(953)	(1,099)	(953)
Interest income	--	--	--	--	--	--	(171)	(315)	(171)	(315)
Earnings (loss) before income taxes	$ 2,444	$ 3,332	$ 4,934	$ 3,915	$ (353)	$ (196)	$ (4,137)	$ (4,349)	$ 2,888	$ 2,702
Capital expenditures	$ 2,056	$ 4,192	$ 42	$ 118	--	$ 5	$ 5	$ 51	$ 2,103	$ 4,366

Schedule of business segments (unaudited)

For the nine months ended September 30	Refinery Services		Western Markets		Power Generation		Corporate Support		Total
(in thousands of dollars)	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenue from external customers	$ 55,662	$ 54,526	$ 41,360	$ 40,910	$ 5,686	$ 7,573	--	--	$102,708	$103,009
Earnings (loss) before the undernoted	$ 15,860	$ 18,996	$ 14,503	$ 12,150	$ (593)	$ (1,328)	$ (7,894)	$ (5,803)	$ 21,876	$ 24,015
Loss on disposal of fixed assets	--	--	--	--	--	--	57	--	57	--
Depreciation	9,862	9,581	1,702	999	695	755	149	149	12,408	11,484
Unusual items	--	--	--	--	--	--	98	--	98	--
Amortization of deferred charges and intangible assets	--	--	--	--	--	--	543	548	543	548
Interest expense	--	--	--	--	--	--	8,065	7,122	8,065	7,122
Interest capitalized	--	--	--	--	--	--	(3,258)	(2,523)	(3,258)	(2,523)
Interest income	--	--	--	--	--	--	(509)	(482)	(509)	(482)
Earnings (loss) before income taxes	$ 5,998	$ 9,415	$ 12,801	$ 11,151	$ (1,288)	$ (2,083)	$(13,039)	$(10,617)	$ 4,472	$ 7,866
Total assets before goodwill and intangible assets [1]	$140,512	$141,268	$ 31,549	$ 32,812	$ 6,214	$ 5,410	$ 44,862	$ 38,996	$223,137	$218,486
Goodwill and intangible assets, net of accumulated amortization [1]	39,524	40,996	4,468	4,468	6,341	6,539	--	--	50,333	52,003
Total assets [1]	$180,036	$182,264	$ 36,017	$ 37,280	$ 12,555	$ 11,949	$ 44,862	$ 38,996	$273,470	$270,489
Capital expenditures	$ 6,759	$ 27,324	$ 421	$ 353	--	$ 83	$ 50	$ 138	$ 7,230	$ 27,898

1.

2003 assets are at December 31st.

President’s Letter

Marsulex reported solid results for the third quarter of 2004, reflecting sound performances from each of our three operating segments.  EBITDA for the third quarter was $8.7 million compared with $7.9 million for the same period in 2003.  For the nine months ended September 30, 2004, EBITDA was $21.9 million compared with $24.0 million for the first nine months of 2003.  However, the true underlying performance of the Company was masked by the effects of foreign exchange on our US denominated monetary items and on the earnings of our US operations.  If the $2.9 million impact of foreign exchange is excluded, EBITDA for the year-to-date was actually $0.8 million ahead of last year.

Operations

Refinery Services Group produced EBITDA of $5.7 million for the third quarter of 2004 compared with $6.2 million for the same period in 2003.  These results reflect the impact of the stronger Canadian dollar on the Group’s US dollar earnings, and the expected return to historical market conditions for the Group’s sulphur prilling operations from the unusually high prices in international sulphur markets that prevailed last year.

The Western Markets Group reported EBITDA of $5.5 million for the third quarter of 2004, compared with $4.2 million for the same period in 2003.  Results reflected the contribution of the Prince George sulphur assets that were acquired in October last year and good third quarter demand across all products, especially in water treatment which made up for the unseasonably low demand in the first half.

EBITDA for the Power Generation Group for the third quarter of 2004 was a loss of $0.1 million compared to EBITDA of $0.1 million last year, the variance reflecting the timing of revenue from the Gaojing project and the completion of the Shajiao project last year.  So far this year the Group had added three more projects – Gaojing, Baotou and Shimen.

Corporate costs, after excluding the foreign exchange effects, are comparable to last year for the year-to-date and are in line with our expectations.

Outlook

The outlook for the fourth quarter is positive and, subject to the possible impact of continued weakness in the Canadian dollar, we believe we are on track to achieve EBITDA for the year that, as we noted in our last report, will be close to last year.

Since the end of the third quarter we announced that we are in the final stages of discussions with Petro-Canada and Shell Products Canada concerning an expansion of our Montreal facility that services the Petro-Canada and Shell refineries.  This would be a $47 million project, funded from internally generated cash.  Work has already commenced under interim agreements, and completion of the project is scheduled for 2006.  We anticipate signing definitive agreements by the end of this year.

David M. Gee

President & Chief Executive Officer

Management’s Discussion and Analysis

The following provides additional analysis of Marsulex’s operations and financial position.  It is supplementary information and should be read in conjunction with the interim consolidated financial statements and accompanying notes.

REVIEW OF THIRD QUARTER 2004

  All of the Company’s business groups performed well during the quarter.

  Refinery Services’ sulphur prilling operations posted results that reflected a return to historical levels of international prices for prilled sulphur after last year’s unusually high levels and the impact of the strong Canadian dollar on the Group’s U.S. operations.

  Western Markets Group results were ahead of last year for the quarter and year-to-date reflecting the Prince George acquisition and the strong demand in the quarter for water treatment products.

  During the quarter, Power Generation won two new projects in China—Baotou and Shimen. The timing of earnings from Shajiao, which is completed, and Gaojing resulted in earnings being comparable to the prior year.

  Overall, the results from the businesses when combined with the increase in depreciation and tax expense, resulted in net earnings that were $0.8 million lower than the same period in 2003.

  On October 27, 2004 the Company announced it is in the final stages of discussions with Petro-Canada and Shell Canada Products that would result in a 50% expansion of the Company’s Montreal facility and an extension of the existing service agreements to 2015 from 2010. The estimated $47 million project, scheduled for completion in 2006, would be funded from internally generated cash. Engineering and site preparation work has begun under interim agreements, and Marsulex anticipated execution of definitive agreements by the end of December 2004.

RESULTS OF OPERATIONS

Selected Quarterly Financial Information

(in thousand of dollars except per share amounts)

	Third Quarter		Second Quarter		First Quarter		Fourth Quarter
	2004	2003[1]	2004	2003[1]	2004	2003[1]	2003	2002[1]

Revenue	35,117	33,884	35,244	37,166	32,347	31,959	31,973	33,043
EBITDA	8,680	7,878	7,370	9,417	5,826	6,721	6,814	7,019
Interest Expense	2,648	2,748	2,722	2,208	2,695	2,166	2,634	2,391
Net earnings (loss)	1,798	2,608	1,191	4,099	32	783	(632)	(9,433)

Net earnings (loss) per share:
Basic	$0.06	$0.08	$0.04	$0.13	$0.00	$0.02	$(0.02)	$(0.30)
Diluted	$0.06	$0.08	$0.04	$0.13	$0.00	$0.02	$(0.02)	$(0.30)

2.

Effective January 1, 2003, the Company early-adopted the new accounting standard for asset retirement obligations and in accordance with the standard retroactively applied the change in accounting policy as previously reported.

Revenue and Gross Profit

Consolidated revenue was $35.1 million for the third quarter of 2004, compared to $33.9 million for the same period in 2003, an increase of $1.2 million or 3.5%.  Consolidated revenue for the nine months ended September 30, 2004 was $102.7 million compared with $103.0 million for the same period in 2003, a decrease of $0.3 million or 0.3%.

Gross profit for the third quarter of 2004 was $13.1 million, up $0.3 million from $12.8 million for the same period in 2003 and as a percentage of revenue, gross profit was 37.3%, comparable to the same period in 2003.  For the nine months ended September 30, 2004, gross profit was $35.7 million, down $1.0 million or 2.7% when compared to $36.7 million for the same period in 2003.  As a percent of revenue, gross profit for the nine months ended September 30, 2004 was 34.7%, down from 35.6% for the same period in 2003.  This reflects the positive impact of the Prince George acquisition offset by the negative impact of foreign exchange and the return to historical margins for prilled sulphur.

Refinery Services Group provides services to major oil refinery customers in the United States and Canada, primarily outsourced compliance services for the regeneration of spent sulphuric acid produced during the octane enhancement of gasoline, the extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, and the recovery of SO2 to ensure air quality compliance.

Refinery Services’ revenue for the third quarter of 2004 was $18.8 million, up $1.2 million or 6.8% from the same period in 2003.  For the nine months ended September 30, 2004, revenue was $55.7 million, up $1.2 million from the same period of 2003.

Western Markets Group provides sulphur-enhanced industrial chemicals to the pulp and paper industry in Western Canada and is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. These and other chemicals are marketed to customers in North America.

Revenue for Western Markets in the third quarter of 2004 was $14.2 million, up $0.9 million when compared to $13.3 million for the same period in 2003.  For the first nine months ended September 30, 2004, revenue for Western Markets was $41.4 million compared with $40.9 million for the same period of 2003 reflecting the positive impact of the Prince George acquisition as well as weather related volumes in water treatment.

Power Generation Group provides outsourced environmental services, primarily air quality compliance, to customers in the fossil-fuel based power generation industry.

In the third quarter of 2004, revenue for Power Generation was $2.1 million compared to $3.0 million for the same period in 2003, a decrease of $0.9 million.  For the nine months ended September 30, 2004, revenue was $5.7 million compared to $7.6 million for the same period in 2003.  This reflects timing of revenues earned from the completed Shaijiao project and the Gaojing project as well as the timing of revenues from licensing activity.

Selling, General, Administrative and Other Costs (SGA)

In the third quarter of 2004, SGA costs were $4.6 million, up $0.1 million from the same period in 2003.  For the first nine months of 2004, SGA costs were $13.7 million, down $0.9 million when compared to $14.6 million for the same period in 2003.

Foreign Exchange Gains and Losses

The Company has U.S. based operations and reports in Canadian dollars and therefore can be exposed to foreign exchange fluctuations in the following three areas: (1) monetary assets and liabilities, primarily working capital, (2) revenues and expenses, and (3) the self-sustaining operations including the Senior Subordinated Notes.

The gains or losses arising from the translation of monetary assets and liabilities denominated in U.S. dollars have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date, and the resulting holding gains or losses are recorded in the statement of operations. During the quarter the Company incurred a foreign exchange gain of $0.2 compared to a $0.4 million loss for the same period in 2003. For the nine months ended September 30, 2004 the Company incurred a foreign exchange loss of $0.1 million compared to a $1.9 million gain in 2003.

In addition, all of the Company’s U.S. denominated revenues and expenses of its U.S. operations have been translated into its Canadian dollar reporting currency at the average rate in effect during the year.  Unlike other Canadian companies whose U.S. denominated revenues are exposed when matched against Canadian expenses, the impact of exchange fluctuations on the Company’s EBITDA is limited as both the revenues and expenses for these operations are denominated in U.S. dollars and are translated at the average rate in effect during the year. The year-to-date negative impact of foreign exchange on the U.S. operating earnings was $0.9 million, largely in Refinery Services. The Company’s debt and related interest expense are also denominated in U.S. dollars and hedges the U.S. dollar cash flow from operations and when combined with U.S. dollar depreciation and amortization expenses, reduces the exposure to net income.

The Company has self-sustaining operations holding U.S. dollar assets and liabilities, and the U.S. dollar-denominated Senior Subordinated Notes used in the acquisition of the self-sustaining operations are considered to be a hedge of this net investment. Gains or losses arising from the translation of the financial statements of the self-sustaining operations including the Senior Subordinated Notes are deferred in the foreign currency translation adjustment account that is part of the shareholders’ equity on the balance sheet.

Earnings before interest, tax, depreciation and amortization (EBITDA)

EBITDA is presented because management believes it is a widely used financial indicator of the Company's operating profitability and performance before the effects of capital investment and financing decisions. EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP) and should not be considered as an alternative to net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company’s method of calculating EBITDA may differ from other companies and accordingly, the Company’s EBITDA may not be comparable to measures used by other companies. The following details the Company’s reconciliation of EBITDA to the consolidated statements of operations and to the segmented results of operations as presented in note 6 of the consolidated financial statements.

The consolidated statements of operations:

	Three months ended September 30,		Nine months ended September 30,
(in thousand of dollars)	2004	2003 [1]	2004	2003 [1]

EBITDA	8,680	7,878	21,876	24,015
Loss on disposal of property, plant and equipment	--	--	57	--
Depreciation	4,140	3,516	12,408	11,484
Unusual item	98	--	98	--
Amortization of deferred charges and intangible assets	176	180	543	548
Interest expense	2,648	2,748	8,065	7,122
Interest capitalized	(1,099)	(953)	(3,258)	(2,523)
Interest income	(171)	(315)	(509)	(482)
Earnings from operations before income taxes	2,888	2,702	4,472	7,866

1.

Effective January 1, 2003, the Company early-adopted the new accounting standard for asset retirement obligations and in accordance with the standard retroactively applied the change in accounting policy as previously reported.

EBITDA for the third quarter of 2004 was $8.7 million compared to $7.9 million for the same period in 2003, an increase of 10.1% or $0.8 million. EBITDA as a percent of revenue increased from 23.2% in the third quarter of 2003 to 24.8% in 2004.  For the nine months ended September 30, 2004, EBITDA was $21.8 million compared to $24.0 million for the same period in 2003.  As a percentage of revenue, EBITDA was 21.3% for the first nine months in 2004 and 23.3% for the same period in 2003.  When compared to last year, the earnings and margin from the Prince George acquisition were offset by the impact of last year’s foreign exchange gain and the return to historical prilled sulphur margins.

Refinery Services Group’s EBITDA for the third quarter of 2004 was $5.7 million compared to $6.2 million for the same period in 2003, an 8.1% decline.  For the nine months ended September 30, 2004, EBITDA for Refinery Services was $15.9 million compared to $19.0 million for the same period in 2003. The declines were the result of the expected reduction in the international price for prilled sulphur and foreign exchange impact.

Western Markets Group’s EBITDA for the third quarter of 2004 was  $5.5 million compared to $4.2 million for the same period in 2003.  For the nine months ended September 30, 2004, EBITDA for Western Markets was $14.5 million compared to $12.2 million for the same period in 2003 and were largely the result of the positive contribution from the Prince George acquisition that was completed in the latter part of 2003, as well as good performance from all products especially water treatment in the third quarter.

EBITDA for the Power Generation Group in the third quarter of 2004 was a loss of $0.1 million compared to earnings of $0.1 for the same period in 2003.  For the nine months ended September 30, 2004, the Power Generation Group generated a loss of $0.6 million compared to a loss of $1.3 million, largely the result of the timing of activity relating to projects offset by licensing activity and cost cutting measures.

Corporate Support costs before the impact of foreign exchange, as shown in the following table, were $0.4 million higher than the third quarter in 2003 and for the nine months ended September 30, 2004, costs were $7.8 million, comparable to the same period in 2003.

--	Three months ended September 30,		Nine months ended September 30,
(in thousand of dollars)	2004	2003	2004	2003

Corporate costs	2,614	2,211	7,808	7,719
Foreign exchange (gains) losses on monetary items	(180)	430	86	(1,917)
Corporate support costs	2,434	2,641	7,894	5,802
--

Depreciation

Depreciation expense in the third quarter of 2004 was $4.1 million, compared to $3.5 million for the same period in 2003.   For the first nine months in 2004, depreciation was $12.4 million, up $0.9 million over the same period in 2003.  This increase is primarily attributable to the depreciation expense relating to the Prince George assets acquired in October of 2003 offset by lower depreciation expense for the U.S. dollar denominated assets.

Interest Expense, net of interest income

	Three months ended September 30,		Nine months ended September 30,
(in thousand of dollars)	2004	2003	2004	2003

Interest expense	2,648	2,748	8,065	7,122
Interest capitalized	(1,099)	(953)	(3,258)	(2,523)
Interest income	(171)	(315)	(509)	(482)
Net interest expense	1,378	1,480	4,298	4,117

Net interest expense was $1.4 million in the third quarter of 2004, comparable to net interest expense for the same period of 2003.  For the first nine months in 2004, net interest expense was $4.3 million compared to $4.1 million for same period in 2003.  The year-to-date increase is primarily the result of the Syncrude project financing costs that started in June of 2003 partially offset by lower interest costs due to the foreign exchange on the Senior Subordinated Notes.

The increase in interest income for the first nine months in 2004 is due to the interest earned on the increased average cash balances.

Income Taxes

Total income tax expense for the third quarter of 2004 was $1.1 million compared to $0.1 million for the same period in 2003.  For the nine months in 2004, income tax expense was $1.5 million on earnings before income taxes of $4.5 million.  The overall effective rate is 32.5% on earnings before income taxes and when compared to the statutory rate of 36.1%, the effective rate reflects the utilization of tax losses not previously recognized.

Cash taxes are expected to remain below $1.0 million for the year.

Net earnings

Net earnings for the third quarter of 2004 were $1.8 million, $0.8 million less than the same period in 2003.  Net earnings for the nine months ended September 30, 2004 were $3.0 million compared to net earnings of $7.5 million for the same period in 2003.  This reflects the previously discussed decline in operating earnings, the foreign exchange impact and the increase in depreciation expense and income tax expense.

LIQUIDITY AND CAPITAL RESOURCES

Total assets were $273.5 million at September 30, 2004 compared to $270.5 million at December 31, 2003.

The net book value of property, plant, and equipment at September 30, 2004 decreased to $150.7 million from the December 31, 2003 balance of $156.7 million.  The decline is the result of capital additions of $7.2 million during the first nine months in 2004 offset by the foreign exchange impact of a stronger Canadian dollar on the translation of U.S. denominated property, plant and equipment, the impact of which is included in the foreign currency translation adjustment, and by depreciation expense of $12.4 million.

Accounts receivable increased by $5.4 million to $25.0 million from the December 31, 2003 balance of $19.6 million reflecting the normally higher mid year revenues.  Current liabilities were comparable to the December 31, 2003 balance of $26.3 million.

Goodwill and intangible assets decreased to $50.3 million from the December 31, 2003 balance of $52.0 million.  The change in goodwill is due to the impact of the stronger Canadian dollar on U.S. denominated goodwill, while intangible assets decreased as result of amortization.

Total debt at the end of the third quarter of $116.8 million remained unchanged in local currency except for the impact of the Canadian dollar on U.S. denominated debt.

The increase in deferred revenues is attributable to the increase in licensing activity in the Power Generation Group while other liabilities remained virtually unchanged except for the foreign exchange translation impact of the stronger Canadian dollar.

Share Capital Outstanding

	September 30,	December 31,
	2004	2003

Number of common shares	31,696,398	31,696,398
Number of options	2,051,765	2,051,765

Financial Condition & Liquidity

	September 30,	December 31,
	2004	2003

Cash including cash held in trust (in millions of dollars)	$ 41.6	$ 34.0
Debt (in millions of dollars)	$ 116.8	$ 119.2
Net debt [1] (in millions of dollars)	$ 75.2	$ 85.2

Debt to Equity	1.2x	1.2x
Net debt to EBITDA [2]	2.6x	2.8x
Net debt to Equity	0.8x	0.9x
Interest coverage (EBITDA [2] to interest expense 2)	2.7x	3.2x

1.

Net debt is defined as total debt less cash including cash held in trust.

2.

Calculated for the trailing four quarters.

Cash and cash equivalents at the end of the third quarter of 2004 were $27.4 million with excess cash invested in short-term, interest-bearing deposits.

The Company generates positive cash flows from its operations that are used to meet its obligations under the Senior Subordinated Notes and to fund its growth strategy. The growth strategy includes acquisition or expansion of processing operations, development of new technologies, and development or expansion of the Company’s presence in new markets and, to the extent required, the Company would seek new outside financing to fund this growth strategy.

Although some of the Company’s financial indicators have improved, the impact of the Syncrude project and related financing will cause these indicators to change until the project begins to generate earnings.

Working Capital

The Company’s working capital, excluding cash and cash equivalents and cash held in trust, was $3.5 million at September 30, 2004 compared to a negative $0.8 million at December 31, 2003 and is the result of the increase in accounts receivable.  The increase in working capital resulted in an increase in the current ratio, excluding cash and cash equivalents and cash held in trust, from 0.97:1 in 2003 to 1.13:1 at the end of the third quarter in 2004.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash Flow from Operations

Cash flow from operations is defined as net earnings plus non-cash items deducted in calculating net earnings including depreciation, amortization, unrealized foreign exchange gain or losses relating to cash balances, and deferred taxes, prior to changes in working capital. Management believes this is a measure of the cash generated by its operations including the cost of its financial structure and charges for income taxes but before fluctuations in its investment in working capital. It is not a recognized measure under Canadian GAAP and should not be considered as an alternative to cash provided by continuing operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company’s method of calculating cash flow from operations may differ from other companies and accordingly, the Company’s measure may not be comparable to measures used by other companies.

Cash generated from operations before changes in non-cash working capital was $6.3 million in the third quarter of 2004 compared to $ 6.1 million for the same period in 2003, a 3.3% increase.  For the first nine months ended September 30, 2004 cash generated from operations before changes in non-cash working capital was $16.2 million compared to $19.0 million for the same period in 2003, a decrease of 8.5%, largely a result of lower earnings.

	Three months ended September 30,		Nine months ended September 30,
(in thousand of dollars)	2004	2003	2004	2003

Cash provided by operations before changes in working capital	6,293	6,065	16,227	18,996
Changes in non-cash working capital	1,668	3,972	(2,246)	6,012
Cash provided by operations	7,961	10,037	13,981	25,008

Cash and cash equivalents at the end of September 30, 2004 were $27.4 million, up from $16.4 million at December 31, 2003 due to positive cash flows from operations and lower capital expenditures.

Capital Expenditures

	Three months ended September 30,		Nine months ended September 30,
(in thousand of dollars)	2004	2003	2004	2003

Expansion projects	770	3,023	3,173	24,620
Maintenance capital	1,333	1,343	4,057	3,278
Total capital expenditures	2,103	4,366	7,230	27,898

During the third quarter of 2004, capital expenditures were $2.1 million compared to $4.4 million for the same period in 2003. For the first nine months ended September 30, 2004, capital expenditures were $7.2 million compared to $27.9 million.  These decreases are primarily due to lower expenditures relating to the Syncrude project in Fort McMurray.

OUTLOOK

The Company’s results through the third quarter and the outlook for each operating group’s performance in the fourth quarter are expected to result in EBITDA for the year close to last year.

Forward-looking Statements

The foregoing may contain forward-looking statements.  These statements are based on current views and expectations that are subject to risks, uncertainties, and assumptions that are difficult to predict, including risks, uncertainties and assumptions relating to the timing and market acceptance of future products, competition in the Company’s markets, Company’s reliance on customers, fluctuations in currency exchange rates, commodity prices or interest rates, the Company’s ability to maintain good relations with its employees, changes in laws or regulations regarding the environment or other environmental liabilities, the Company’s ability to integrate acquisitions and the Company’s ability to protect its intellectual property.  Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise.  Additional information identifying risks, uncertainties and assumptions is contained in Company’s filings with the securities regulatory authorities, which are available at www.sedar.com.  All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

MARSULEX INC.

Consolidated Balance Sheets

(in thousands of dollars)

	September 30, 2004 (unaudited)	December 31, 2003

Assets

Current assets:
Cash and cash equivalents	$ 27,352	$ 16,375
Cash held in trust	6,650	10,071
Accounts receivable	24,969	19,621
Due from Chemtrade Logistics	900	900
Inventories	2,313	2,760
Future tax asset	707	605
Prepaid expenses and other assets	953	1,597
	63,844	51,929

Long-term portion of cash held in trust	7,500	7,500
Property, plant and equipment, net of accumulated depreciation	150,720	156,679
Deferred charges and other assets, net of accumulated amortization	1,073	2,378
Goodwill and intangible assets, net of accumulated amortization	50,333	52,003
	$ 273,470	$ 270,489

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$ 9,313	$ 9,765
Accrued liabilities	13,577	14,978
Income taxes payable	1,503	1,385
Interest payable	1,970	122
	26,363	26,250

Long-term debt	116,802	119,196
Deferred revenues	3,084	796
Other liabilities	8,733	9,025
Future tax liability	18,537	18,395

Shareholders’ equity:
Capital stock (note 3)	57,973	57,973
Retained earnings	41,311	38,290
Foreign currency translation adjustment	667	564
	99,951	96,827
	$ 273,470	$ 270,489

MARSULEX INC.

Consolidated Statements of Operations (unaudited)

(in thousands of dollars, except per share amounts)

--	Three months ended September 30,		Nine months ended September 30,
-	2004	2003 (restated note 2)	2004	2003 (restated note 2)

Revenue	$ 35,117	$ 33,884	$ 102,708	$ 103,009
Cost of sales and services	22,011	21,098	67,018	66,291
Gross profit	13,106	12,786	35,690	36,718

Selling, general, administrative and other costs	4,608	4,478	13,728	14,620
Foreign exchange (gains) losses on monetary items	(182)	430	86	(1,917)
Loss on disposal of property, plant and equipment	--	--	57	--
Depreciation	4,140	3,516	12,408	11,484
Unusual item	98	--	98	--
Amortization of deferred charges and intangible assets	176	180	543	548
Interest expense	2,648	2,748	8,065	7,122
Interest capitalized	(1,099)	(953)	(3,258)	(2,523)
Interest income	(171)	(315)	(509)	(482)
Earnings before income taxes	2,888	2,702	4,472	7,866

Income taxes (recovery):
Current	1,089	437	1,305	954
Future	1	(343)	146	(578)
	1,090	94	1,451	376
Net earnings	$ 1,798	$ 2,608	$ 3,021	$ 7,490

Earnings per share:
Basic	$ 0.06	$ 0.08	$ 0.10	$ 0.24
Diluted	$ 0.06	$ 0.08	$ 0.09	$ 0.23

Consolidated Statements of Retained Earnings (unaudited)
(in thousands of dollars)
--	Three months ended September 30,		Nine months ended September 30,
-----	2004	2003 (restated note 2)	2004	2003 (restated note 2)

Retained earnings, beginning of year:	$ 39,513	$ 36,314	$ 38,290	$ 31,432

Net earnings	1,798	2,608	3,021	7,490
Retained earnings, end of period	$ 41,311	$ 38,922	$ 41,311	$ 38,922

MARSULEX INC.

Consolidated Statements of Cash Flows (unaudited)

(in thousands of dollars)

--	Three months ended September 30,		Nine months ended September 30,
--	2004	2003 (restated note 2)	2004	2003 (restated note 2)

Cash provided by (used in):
Operating activities:
Net earnings	$ 1,798	$ 2,608	$ 3,021	$ 7,490
Items not affecting cash:
Depreciation	4,140	3,516	12,408	11,484
Loss on disposal of property, plant and equipment	--	--	57	--
Amortization of deferred charges and intangible assets	176	180	543	548
Future income taxes	1	(343)	146	(578)
Other non-cash items	178	104	52	52
	6,293	6,065	16,227	18,996

Decrease (increase) in non-cash operating working capital	1,668	3,972	(2,246)	6,012
Cash provided by operating activities	7,961	10,037	13,981	25,008

Financing activities:
Increase in long-term debt	--	--	--	40,000
Issuance of capital stock	--	113	--	113
	--	113	--	40,113

Investing activities:
Additions to property, plant and equipment	(2,103)	(4,366)	(7,230)	(27,898)
Proceeds on disposal of fixed assets	--	(54)	(26)	(54)
Decrease in other assets	--	689	86	679
Note from Chemtrade Logistics	--	--	900	900
Increase in other liabilities	19	15	55	46
Decrease (increase) in cash held in trust	663	7,384	3,421	(18,896)
	(1,421)	3,668	(2,794)	(45,223)

Foreign exchange gain (loss) on cash held in foreign currency	(423)	40	(210)	(742)

Increase in cash and cash equivalents	6,117	13,858	10,977	19,156

Cash and cash equivalents – beginning of period	21,235	13,238	16,375	7,940

Cash and cash equivalents – end of period	$ 27,352	$ 27,096	$ 27,352	$ 27,096

MARSULEX INC.

Notes to Consolidated Financial Statements

1.

Basis of presentation:

The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements which included the change in accounting policies described in note 2 below. These unaudited interim period consolidated financial statements do not include all of the disclosures required by generally accepted accounting principles and accordingly should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company’s 2003 Annual Report.

2.

Changes in accounting policies:

Asset retirement obligations:

As described in note 2(c) to the consolidated financial statements for the year ended December 31, 2003, the Company adopted the new CICA accounting standard on asset retirement obligations and retroactively restated the results of previously reported financial periods.  The effect of this change was to decrease retained earnings at January 1, 2003 by $433,000.  The effect on earnings for the nine months ended September 30, 2003, net of taxes is summarized below:

Effect on the consolidated statement of operations for the period ended:

(in thousands of dollars)	Three months ended September 30, 2003	Nine months ended September 30, 2003

Accretion expense	$ 15	$ 46
Depreciation expense	13	40
Future tax recovery	(2)	(6)
Total impact to net earnings	$ 26	$ 80

3.

Capital stock:

On June 17, 2003, the Company announced its intention to make a Normal Course Issuer Bid (NCIB), pursuant to which the Company is entitled to purchase up to 1,341,677 of its common shares issued and outstanding.  The NCIB commenced on June 19, 2003 and terminated on June 18, 2004.  During this period the Company did not acquire shares for cancellation.

4.

Stock-based compensation:

The Company also adopted, effective January 1, 2003, the new accounting standard in respect to stock-based compensation as described in note 1(m) to the consolidated financial statements for the year ended December 31, 2003.  This had no effect on retained earnings at January 1, 2003 or earnings for the three months and the nine months ended September 30, 2003.

The Company’s results would have been as follows had it elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted during the year ended December 31, 2002:

(in thousand of dollars, except per share amounts)	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

Net earnings as reported	$ 1,798	$ 2,608	$ 3,021	$ 7,490
Adjustment for cost of stock options	18	34	54	136
Pro forma net earnings	$ 1,780	$ 2,574	$ 2,967	$ 7,354

Pro forma basic earnings per share	$ 0.06	$ 0.08	$ 0.09	$ 0.24
Pro forma diluted earnings per share	$ 0.06	$ 0.08	$ 0.09	$ 0.23

MARSULEX INC.

Notes to Consolidated Financial Statements

4.

Stock-based compensation (continued):

The fair value of the stock options was estimated in 2002 and there are no changes to assumptions used in the Black-Scholes option-pricing model.

6.

Pensions and Other Post-Retirement Benefits:

Components of Net Periodic Benefit Cost for Defined Benefit Plans

	Three Months Ended September 30				Nine months ended September 30
	Pension Benefits		Other Benefits		Pension Benefits		Other Benefits
(in thousand of dollars)	2004	2003	2004	2003	2004	2003	2004	2003

Current service cost	$ 44	$ 61	$ (10)	$ 5	$ 250	$ 183	$ --	$ 15
Interest cost on projected benefit obligations	112	82	14	8	324	246	51	24
Expected return on plan assets	(160)	(78)	--	--	(333)	(234)	--	--
Amortization of transition assets	(17)	(16)	7	8	(49)	(48)	23	24
Recognized net actuarial loss	9	10	--	3	40	30	19	9
Net periodic benefit cost	$ (12)	$ 59	$ 11	$ 24	$ 232	$ 177	$ 93	$ 72

6.

Business segments:

The Company's activities are divided into four reportable segments.  The three operating segments are:  Refinery Services, Western Markets and Power Generation.  The fourth non-operating segment is Corporate Support, which provides centralized services, such as project execution support, finance, information systems, human resources and risk management to the operating segments.

Refinery Services provides services to major oil refinery customers in the United States and Canada, primarily outsourced compliance services for the regeneration of spent sulphuric acid produced during the octane enhancement of gasoline, the extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, and the recovery of SO2 to ensure air quality compliance.

Western Markets provides sulphur-enhanced industrial chemicals to the pulp and paper industry in Western Canada and is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. These and other chemicals are marketed to customers in North America.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the fossil-fuel based power generation industry.

MARSULEX INC.

Notes to Consolidated Financial Statements

6.

Business segments (continued):

Schedule of business segments (unaudited)

For the three months ended September 30	Refinery Services		Western Markets		Power Generation		Corporate Support		Total
(in thousands of dollars)	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenue from external customers	$ 18,822	$ 17,583	$ 14,223	$ 13,333	$ 2,072	$ 2,968	--	--	$ 35,117	$ 33,884
Earnings (loss) before the undernoted	$ 5,735	$ 6,216	$ 5,507	$ 4,249	$ (128)	$ 54	$ (2,434)	$ (2,641)	$ 8,680	$ 7,878
Depreciation	3,291	2,884	573	334	225	250	51	48	4,140	3,516
Unusual item	--	--	--	--	--	--	98	--	98	--
Amortization of deferred charges and intangible assets	--	--	--	--	--	--	176	180	176	180
Interest expense	--	--	--	--	--	--	2,648	2,748	2,648	2,748
Interest capitalized	--	--	--	--	--	--	(1,099)	(953)	(1,099)	(953)
Interest income	--	--	--	--	--	--	(171)	(315)	(171)	(315)
Earnings (loss) before income taxes	$ 2,444	$ 3,332	$ 4,934	$ 3,915	$ (353)	$ (196)	$ (4,137)	$ (4,349)	$ 2,888	$ 2,702
Capital expenditures	$ 2,056	$ 4,192	$ 42	$ 118	--	$ 5	$ 5	$ 51	$ 2,103	$ 4,366

Schedule of business segments (unaudited)

For the nine months ended September 30	Refinery Services		Western Markets		Power Generation		Corporate Support		Total
(in thousands of dollars) \	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenue from external customers	$ 55,662	$ 54,526	$ 41,360	$ 40,910	$ 5,686	$ 7,573	--	--	$102,708	$103,009
Earnings (loss) before the undernoted	$ 15,860	$ 18,996	$ 14,503	$ 12,150	$ (593)	$ (1,328)	$ (7,894)	$ (5,803)	$ 21,876	$ 24,015
Loss on disposal of fixed assets	--	--	--	--	--	--	57	--	57	--
Depreciation	9,862	9,581	1,702	999	695	755	149	149	12,408	11,484
Unusual items	--	--	--	--	--	--	98	--	98	--
Amortization of deferred charges and intangible assets	--	--	--	--	--	--	543	548	543	548
Interest expense	--	--	--	--	--	--	8,065	7,122	8,065	7,122
Interest capitalized	--	--	--	--	--	--	(3,258)	(2,523)	(3,258)	(2,523)
Interest income	--	--	--	--	--	--	(509)	(482)	(509)	(482)
Earnings (loss) before income taxes	$ 5,998	$ 9,415	$ 12,801	$ 11,151	$ (1,288)	$ (2,083)	$(13,039)	$(10,617)	$ 4,472	$ 7,866
Total assets before goodwill and intangible assets [1]	$140,512	$141,268	$ 31,549	$ 32,812	$ 6,214	$ 5,410	$ 44,862	$ 38,996	$223,137	$218,486
Goodwill and intangible assets, net of accumulated amortization [1]	39,524	40,996	4,468	4,468	6,341	6,539	--	--	50,333	52,003
Total assets [1]	$180,036	$182,264	$ 36,017	$ 37,280	$ 12,555	$ 11,949	$ 44,862	$ 38,996	$273,470	270,489
Capital expenditures	$ 6,759	$ 27,324	$ 421	$ 353	--	$ 83	$ 50	$ 138	$ 7,230	$ 27,898

1.

2003 assets are at December 31

Management Team

David Gee

President & Chief Executive Officer

Laurie Tugman

Chief Operating Officer

Edward R. (Ted) Irwin

Chief Financial Officer

Robert  Cardell

Vice President & General Manager,

Power Generation Group

Doug Osborne

Vice President,

Western Markets Group

Brian Stasiewicz

Vice President,

Refinery Services

Judith George

Corporate Secretary

Head Office

111 Gordon Baker Road

Suite 300

Toronto, Ontario

M2H 3R1

Tel:

(416) 496-9655

Fax:

(416) 496-4155

Stock Exchange Listing

The Toronto Stock Exchange

Stock symbol: MLX

Transfer Agent and Registrar

Computershare Investor Services

100 University Avenue

11th Floor

Toronto, Ontario

M5J 2Y1

Shareholder inquiry line:

1-800-663-9097

Investor Information

Shareholders or other interested parties seeking financial information about the company are invited to call:

Edward R. (Ted) Irwin

Chief Financial Officer

(416) 496-4164

Financial Calendar 2004

Fiscal year end:  December 31

Interim reports mailed:

May, August, November

Web Site

www.marsulex.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

November 11, 2004

By:    _/s/ Lucio Milanovich

Lucio Milanovich

Director, Finance